Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Global Partner Acquisition Corp II (ROC # 367603) (the “Company”)

TAKE NOTICE that by Minutes of the Extraordinary General Meeting held virtually on 11 January 2023, the following special resolution was passed:

RESOLVED, as a special resolution that subject to the approval of Proposal No. 2 - the Insider Letter Amendment Proposal:

a)	Article 49.8 of Global Partner’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.8:

“In the event that the Company does not consummate a Business Combination upon the date which is the later of (i) 14 April 2023 (or 14 January 2024, if applicable under the provisions of this Article 49.8) and (ii) such later date as may be approved by the Members in accordance with the Articles (in any case, such date being referred to as the “Termination Date”), the Company shall (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Global Partner to pay its income taxes, if any (less up to $100,000 of interest to pay liquidation expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Global Partner’s remaining shareholders and the Board, liquidate and dissolve, subject in each case to Global Partner’s obligations under Cayman Islands law to provide for claims of creditors and to requirements of other Applicable Law.

Notwithstanding the foregoing or any other provisions of the Articles, in the event that the Company has not consummated a Business Combination within twenty-seven months from the closing of the IPO, the Company may, without another shareholder vote, elect to extend the date to consummate the Business Combination on a monthly basis for up to nine times by an additional one month each time after the twenty-seventh month from the closing of the IPO, by resolution of the Directors, if requested by the Sponsor in writing, and upon five days’ advance notice prior to the applicable Termination Date, until thirty-six months from the closing of the IPO, contemporaneously with a deposit by the Sponsor (or one or more of its affiliates, members or third-party designees) (the “Lender”) of US$150,000 into the Trust Fund for each such monthly extension, for an aggregate deposit of up to US$1,350,000 (if all nine additional monthly extensions are exercised), in exchange for a non-interest bearing, unsecured promissory note issued by the Company to the Lender. If the Company completes a Business Combination, it will, at the option of the Lender, repay the amounts loaned under the promissory note or convert a portion or all of the amounts loaned under such promissory note into warrants, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of the IPO. If the Company does not complete a Business Combination by the applicable Termination Date, such promissory note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.”

b)	Article 49.9(a) of Global Partner’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.9(a):

“to modify the substance or timing of the Company’s obligation to provide holders of Class A Shares the right to have their shares redeemed in connection with a Business Combination or to redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within twenty-seven months (or up to thirty-six months, if applicable under the provisions of Article 49.8) after the date of the consummation of the IPO.”

c)	Article 49.11(b) of Global Partner’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.11(b):

“vote as a class with Public Shares on a Business Combination or on any other proposal presented to shareholders prior to or in connection with the completion of an initial Business Combination or (b) to approve an amendment to the Memorandum or the Articles to (x) extend the time the Company has to consummate a Business Combination beyond 27 months (or up to thirty-six months, if applicable under the provisions of Article 49.8) from the closing of the IPO or (y) amend the foregoing provisions.”

Anganette McLaughlin
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited

Dated this 13th day of January 2023